PROSPECTUS SUPPLEMENT
(To prospectus dated April 28, 2004)

                                   $50,000,000

                       PUBLIC SERVICE COMPANY OF OKLAHOMA

                     4.70% Senior Notes, Series D, due 2009



      Interest on the Senior Notes is payable semi-annually on June 15 and December 15 of each year, beginning December 15, 2004. The Senior Notes will mature on June 15, 2009. We may redeem the Senior Notes in whole or in part at our option at any time, and from time to time, at a redemption price equal to 100% of the principal amount of the Senior Notes being redeemed plus, if applicable, a make-whole premium, together with accrued and unpaid interest to the date of redemption. The Senior Notes do not have the benefit of a sinking fund.

      The Senior Notes are unsecured and rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding and will be effectively subordinated to all secured debt from time to time outstanding, including approximately $100 million of outstanding first mortgage bonds as of March 31, 2004.


                                                      Per Note         Total
Public offering price(1)  . . . . . . . . . . . . . .  99.932%      $49,966,000
Underwriting discount   . . . . . . . . . . . . . . .   0.600%      $   300,000
Proceeds, before expenses,
to Public Service Company of Oklahoma . . . . . . . .  99.332%      $49,666,000
(1)Plus accrued interest, if any, from June 7, 2004.


INVESTING IN THESE NOTES INVOLVES RISKS. SEE THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 2 OF THE ACCOMPANYING PROSPECTUS FOR MORE INFORMATION.

      Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Senior Notes or determined that this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

      The Senior Notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about June 7, 2004.

                                 LEHMAN BROTHERS

                              RBS GREENWICH CAPITAL

             The date of this prospectus supplement is June 2, 2004.

      You should rely only on the information incorporated by reference or provided in this prospectus supplement or the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of the document.


                               TABLE OF CONTENTS

                             Prospectus Supplement

USE OF PROCEEDS..........................................................  S-3
SUPPLEMENTAL DESCRIPTION OF THE SENIOR NOTES.............................  S-3
UNDERWRITING.............................................................  S-6


                                   Prospectus

THE COMPANY................................................................  2
RISK FACTORS...............................................................  2
PROSPECTUS SUPPLEMENTS..................................................... 13
RATIO OF EARNINGS TO FIXED CHARGES......................................... 14
WHERE YOU CAN FIND MORE INFORMATION........................................ 14
USE OF PROCEEDS ........................................................... 15
DESCRIPTION OF THE NOTES .................................................. 15
PLAN OF DISTRIBUTION....................................................... 20
LEGAL OPINIONS............................................................. 21
EXPERTS.................................................................... 22

                                 USE OF PROCEEDS

      We propose to use the net proceeds from the sale of the Senior Notes to redeem or repurchase certain of our outstanding debt (including the repayment of advances from affiliates), to fund our construction program and for other corporate purposes.

      We estimate that our construction costs in 2004 will approximate $80 million. At May 26, 2004, we had approximately $144 million in advances from affiliates outstanding.

                  SUPPLEMENTAL DESCRIPTION OF THE SENIOR NOTES

      The following description of the particular terms of the Senior Notes supplements and in certain instances replaces the description of the general terms and provisions of the Senior Notes under "Description of the Notes" in the accompanying Prospectus. We will issue the Senior Notes under an Indenture, dated as of November 1, 2000, between us and The Bank of New York, as Trustee, as supplemented and amended and as to be further supplemented and amended.

Principal Amount, Maturity, Interest and Payment

      The Senior Notes will initially be issued in an aggregate principal amount of $50,000,000. We may from time to time, without consent of the holders of the Senior Notes, issue additional notes having the same ranking, interest rate, maturity and other terms as the Senior Notes. These notes, together with the applicable Senior Notes, will be a single series of notes under the Indenture.

      The Senior Notes will mature and become due and payable, together with any accrued and unpaid interest, on June 15, 2009 and will bear interest at the rate of 4.70% per year from June 7, 2004 until June 15, 2009. The Senior Notes are not subject to any sinking fund provision.

      Interest on each Senior Note will be payable semi-annually in arrears on each June 15 and December 15 and at redemption, if any, or maturity. The initial interest payment date is December 15, 2004. Each payment of interest shall include interest accrued through the day before such interest payment date. Interest on the Senior Notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

      We will pay interest on the Senior Notes (other than interest payable at redemption, if any, or maturity) in immediately available funds to the owners of the Senior Notes as of the Regular Record Date (as defined below) for each interest payment date.

      We will pay the principal of the Senior Notes and any premium and interest payable at redemption, if any, or at maturity in immediately available funds at the office of The Bank of New York, 101 Barclay Street in New York, New York.

      If any interest payment date, redemption date or the maturity is not a Business Day (as defined below), we will pay all amounts due on the next succeeding Business Day and no additional interest will be paid, except that if such Business Day is in the next succeeding calendar year, we will make payment on the immediately preceding Business Day.

      The "Regular Record Date" will be the May 31 or November 30 prior to the relevant interest payment date.

      "Business Day" means any day that is not a day on which banking institutions in New York City are authorized or required by law or regulation to close.

Optional Redemption

      We may redeem the Senior Notes at our option at any time, upon no more than 60 and not less than 30 days' notice. We may redeem the Senior Notes either as a whole or in part at a redemption price equal to the greater of (1) 100% of the principal amount of the Senior Notes being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Senior Notes being redeemed (excluding the portion of any such interest accrued to the date of redemption) discounted (for purposes of determining present value) to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 20 basis points, plus, in each case, accrued interest thereon to the date of redemption.

      "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Senior Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Senior Notes.

      "Comparable Treasury Price" means, with respect to any redemption date,
(1) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third Business Day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (2) if such release (or any successor release) is not published or does not contain such prices on such third Business Day, the Reference Treasury Dealer Quotation for such redemption date.

      "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by us and reasonably acceptable to the Trustee.

      "Reference Treasury Dealer" means a primary U.S. Government Securities Dealer selected by us and reasonably acceptable to the Trustee.

      "Reference Treasury Dealer Quotation" means, with respect to the Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at or before 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

      "Treasury Rate" means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Limitations on Liens

      So long as any of our Senior Notes issued pursuant to this prospectus supplement are outstanding, we will not create or suffer to be created or to exist any additional mortgage, pledge, security interest, or other lien (collectively "Liens") on any of our utility properties or tangible assets now owned or hereafter acquired to secure any indebtedness for borrowed money ("Secured Debt"), without providing that such Senior Notes will be similarly secured. This restriction does not apply to our subsidiaries, nor will it prevent any of them from creating or permitting to exist Liens on their property or assets to secure any Secured Debt. Further, this restriction on Secured Debt does not apply to our existing first mortgage bonds that have previously been issued under our mortgage indenture or any indenture supplemental thereto; provided that this restriction will apply to future issuances thereunder (other than issuances of refunding first mortgage bonds). In addition, this restriction does not prevent the creation or existence of:

o Liens on property existing at the time of acquisition or construction of such property (or created within one year after completion of such acquisition or construction), whether by purchase, merger, construction or otherwise, or to secure the payment of all or any part of the purchase price or construction cost thereof, including the extension of any Liens to repairs, renewals, replacements, substitutions, betterments, additions, extensions and improvements then or thereafter made on the property subject thereto;

o     Financing of our accounts receivable for electric service;

o Any extensions, renewals or replacements (or successive extensions, renewals or replacements), in whole or in part, of liens permitted by the foregoing clauses; and

o The pledge of any bonds or other securities at any time issued under any of the Secured Debt permitted by the above clauses.

      In addition to the permitted issuances above, Secured Debt not otherwise so permitted may be issued in an amount that does not exceed 15% of Net Tangible Assets as defined below.

      "Net Tangible Assets" means the total of all assets (including revaluations thereof as a result of commercial appraisals, price level restatement or otherwise) appearing on our balance sheet, net of applicable reserves and deductions, but excluding goodwill, trade names, trademarks, patents, unamortized debt discount and all other like intangible assets (which term shall not be construed to include such revaluations), less the aggregate of our current liabilities appearing on such balance sheet. For purposes of this definition, our balance sheet does not include assets and liabilities of our subsidiaries.

      This restriction also will not apply to or prevent the creation or existence of leases made, or existing on property acquired, in the ordinary course of business.

                                  UNDERWRITING

      Lehman Brothers Inc. is acting as representative of the underwriters named below. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each of the underwriters named below and each of the underwriters has severally and not jointly agreed to purchase from us the respective principal amount of Senior Notes set forth opposite its name below:

                                                  Principal Amount
       Underwriter                                 of Senior Notes

Lehman Brothers Inc.............................     $ 45,000,000
Greenwich Capital Markets, Inc..................     $  5,000,000
                                                     -------------
                                                     $ 50,000,000
                                                     ============

      In the underwriting agreement, the underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Senior Notes offered hereby if any of the Senior Notes are purchased.

      The expenses associated with the offer and sale of the Senior Notes are expected to be approximately $145,000.

      The underwriters propose to offer the Senior Notes to the public initially at the offering price set forth on the cover page of this prospectus supplement, and to certain dealers initially at that price less a concession not in excess of 0.375% per Senior Note. The underwriters may allow, and those dealers may reallow, a concession to certain other dealers not in excess of 0.200% per Senior Note. After the initial offering of the Senior Notes to the public, the public offering price and the concession may be changed.

      Prior to this offering, there has been no public market for the Senior Notes. The Senior Notes will not be listed on any securities exchange. Certain underwriters have advised us that they intend to make a market in the Senior Notes. The underwriters will have no obligation to make a market in the Senior Notes, however, and may cease market making activities, if commenced, at any time. There can be no assurance of a secondary market for the Senior Notes, or that the Senior Notes may be resold.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute payments that each underwriter may be required to make in respect thereof.

      In connection with the offering, the underwriters may purchase and sell the Senior Notes in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purposes of preventing or retarding a decline in the market price of the Senior Notes and syndicate short positions involve the sale by the underwriters of a greater number of Senior Notes than they are required to purchase from us in the offering. The underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker dealers in respect of the securities sold in the offering for their account may be reclaimed by the syndicate if such Senior Notes are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Senior Notes, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

      Some of the underwriters or their affiliates engage in transactions with, and have performed services for, us and our affiliates in the ordinary course of business.



                                   PROSPECTUS

                       PUBLIC SERVICE COMPANY OF OKLAHOMA
                                1 Riverside Plaza
                              Columbus, Ohio 43215
                                  614-716-1000

                                  $200,000,000
                                 UNSECURED NOTES
                                  TERMS OF SALE

The following terms may apply to the $200,000,000 unsecured notes (the "notes") that we may sell at one or more times. A pricing supplement or prospectus supplement will include the final terms for each note. If we decide to list upon issuance any note or notes on a securities exchange, a pricing supplement or prospectus supplement will identify the exchange and state when we expect trading could begin.

   -  Mature 9 months to 50 years
   -  Fixed or floating interest rate
   -  Remarketing features
   -  Certificate or book-entry form
   -  Subject to redemption
   -  Not convertible, amortized or subject to a sinking fund
   -  Interest paid on fixed rate notes quarterly or semi-annually
   - Interest paid on floating rate notes monthly, quarterly, semi-annually, or annually
   -  Issued in multiples of a minimum denomination

INVESTING IN THESE NOTES INVOLVES RISKS. SEE THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 2 FOR MORE INFORMATION.

The notes have not been approved or disapproved by the Securities and Exchange Commission ("SEC") or any state securities commission, nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                 The date of this prospectus is April 28, 2004.


                                   THE COMPANY

We generate, sell, purchase, transmit and distribute electric power. We serve approximately 505,000 retail customers in eastern and southwestern Oklahoma. We also sell and transmit power at wholesale to other electric utilities, municipalities, electric cooperatives and non-utility entities engaged in the wholesale power market. Our principal executive offices are located at 1 Riverside Plaza, Columbus, Ohio 43215 (telephone number 614-716-1000). We are a subsidiary of American Electric Power Company, Inc., a public utility holding company, and we are a part of the American Electric Power integrated utility system. The executive offices of American Electric Power Company, Inc. are located at 1 Riverside Plaza, Columbus, Ohio 43215 (telephone number 614-716-1000).

                                  RISK FACTORS

                         RISKS RELATED TO OUR REGULATED
                        BUSINESS AND EVOLVING REGULATION

o     We are unable to predict the outcome of a general rate review.

We operate in, and are subject to the laws and regulations of, the state of Oklahoma. In February 2003, the Director of the Oklahoma State Corporation Commission ("OSCC") filed an application requiring us to file all documents necessary for a general rate review. In October 2003, we filed financial information and supporting testimony in response to the OSCC's requirements. Our response indicates that our annual revenues are $36 million less than costs. As a result, we are seeking OSCC approval to increase our base rates by that amount, which is a 3.6% increase over our existing revenues. Hearings are scheduled for October 2004. Management is unable to predict the ultimate effect of this review on our rates or its impact on our results of operations, cash flows and financial condition.

o     There is uncertainty regarding our recovery of fuel expenses.

We had a $44 million under-recovery of fuel costs resulting from a 2002 reallocation among certain of our utility affiliates of purchased power costs for periods prior to January 1, 2002. In July 2003, we filed with the OSCC seeking recovery of the $44 million over an 18-month time period. In August 2003, the OSCC Staff filed testimony recommending that we be granted recovery of $42.4 million over three years. In September 2003, the OSCC expanded the case to include a full review of our 2001 fuel and purchased power practices. We filed our testimony in February 2004 and hearings will occur in June 2004. If the OSCC determines as a result of the review that a portion of our fuel and purchased power costs should not be recovered, there will be an adverse effect on our results of operations, cash flows and possibly financial condition.

In Oklahoma, fuel costs are recovered from retail customers based on quarterly fuel factors. The fuel factors are changed quarterly based on projected fuel costs and include provisions for recovery or refund of prior months' over- and under-recoveries of actual fuel costs. The OSCC audits our fuel costs annually. To the extent the OSCC does not permit us to recover fuel costs under the procedures described above, our net income could be materially reduced.

o Our rates are subject to regulation by the state of Oklahoma and a federal agency whose regulatory paradigms and goals may not be consistent.

We are currently a vertically integrated electric utility and most of our revenue results from the sale of electricity to retail customers subject to bundled rates that are approved by the applicable state utility commission and, to a certain extent, the Federal Energy Regulatory Commission (the "FERC"). Oklahoma adopted an electric restructuring law, but enacted legislation in June 2001 delaying competition indefinitely.

FERC has pursued several regulatory initiatives, such as the formation and operation of new regional transmission organizations, or "RTOs", which have been designed to generally facilitate competition in the energy sector. States have questioned both the FERC's jurisdiction to pursue such initiatives and their benefit, if any, to the ratepayers in their state. OSCC generally has authority over the sale or other transfer of control, of transmission assets to an RTO.

Exposure to inconsistent state and Federal regulatory standards may limit our ability to operate profitably. Further alteration of the regulatory landscape in which we operate may harm our financial condition and results of operations.

o The different regional power markets in which we compete or will compete in the future have changing transmission regulatory structures, which could affect our performance in these regions.

Our results are likely to be affected by differences in the market and transmission regulatory structures in various regional power markets. Problems or delays that may arise in the formation and operation of RTOs may restrict our ability to sell power produced by our generating capacity to certain markets if there is insufficient transmission capacity otherwise available. The rules governing the various regional power markets may also change from time to time, which could affect our costs or revenues. Because it remains unclear which companies will be participating in the various regional power markets, or how RTOs will develop or what regions they will cover, we are unable to assess fully the impact that these power markets may have on our business.

We are currently a member of the Southwest Power Pool ("SPP"). In February 2004, FERC granted RTO status to the SPP, subject to fulfilling specified requirements. State utility commissions having jurisdiction over an affiliated utility that is also a member of the SPP have taken steps that may delay or prevent our affiliate, and possibly us, from participating in an RTO.

Management is unable to predict the outcome of these transmission regulatory actions and proceedings or their impact on the timing and operation of RTOs, our transmission operations or future results of operations and cash flows.

o AEP's merger with CSW may ultimately be found to violate the Public Utility Holding Company Act of 1935 ("PUHCA").

AEP acquired CSW in a merger completed on June 15, 2000. As a result of the merger AEP acquired four additional domestic electric utility companies, including us. On January 18, 2002, the U.S. Court of Appeals for the District of Columbia ruled that the SEC's June 14, 2000 order approving the merger failed to properly find that the merger meets the requirements of PUHCA and sent the case back to the SEC for further review. Specifically, the Court told the SEC to revisit its conclusion that the merger met PUHCA's requirement that the electric utilities be "physically interconnected" and confined to a "single area or region."

We believe that the merger meets the requirements of PUHCA and expect the matter to be resolved favorably. We intend to fully cooperate with the staff of the SEC in supplementing the record, if necessary, to ensure the merger complies with PUHCA. We can give no assurance, however, that: (i) the SEC or any applicable court review will find that the merger complies with PUHCA, or (ii) the SEC or any applicable court review will not impose material adverse conditions on us in order to find that the merger complies with PUHCA. If the merger were ultimately found to violate PUHCA, it may require AEP to take remedial actions or divest assets, which may harm our results of operations or financial condition.

                       RISKS RELATED TO OUR POWER TRADING
                            AND WHOLESALE BUSINESSES

o We have significantly reduced the scope and scale of our power trading and marketing operations.

In October 2002 AEP announced its plans to reduce the exposure to energy trading markets of its subsidiaries that trade power (including us) and to downsize the trading and wholesale marketing operations conducted on behalf of such subsidiaries. Our power trading and marketing operations are limited to risk management around our generation assets and those of our regulated affiliates. Trading and marketing operations that were not limited to risk management around such assets have contributed to our wholesale revenues and earnings in the past. Management expects this downsizing of our trading operations to reduce our future results of operations and cash flows. The following risk factors appearing under this subheading should be read in light of the announcements discussed in this paragraph.

o Our revenues and results of operations are subject to market risks that are beyond our control.

We sell power from our generation facilities into the spot market or other competitive power markets or on a contractual basis. We also enter into contracts to purchase and sell electricity as part of our power marketing and trading operations. With respect to such transactions, we are not guaranteed any rate of return on our capital investments through regulated rates, and our revenues and results of operations are likely to depend, in large part, upon prevailing market prices for power in our regional markets and other competitive markets. These market prices may fluctuate substantially over relatively short periods of time. It is reasonable to expect that trading margins may erode as markets mature and that there may be diminished opportunities for gain should volatility decline. In addition, the FERC, which has jurisdiction over wholesale power rates, as well as independent system operators that oversee some of these markets, may impose price limitations, bidding rules and other mechanisms to address some of the volatility in these markets. Fuel prices may also be volatile, and the price we can obtain for power sales may not change at the same rate as changes in fuel costs. These factors could reduce our margins and therefore diminish our revenues and results of operations.

Volatility in market prices for fuel and power may result from:

   -  weather conditions;
   -  seasonality;
   -  power usage;
   -  illiquid markets;
   -  transmission or transportation constraints or inefficiencies;
   -  availability of competitively priced alternative energy sources;
   -  demand for energy commodities;
   -  natural gas, crude oil and refined products, and coal production levels;
   -  natural disasters, wars, embargoes and other catastrophic events; and
   - federal, state and foreign energy and environmental regulation and legislation.

o Our power trading (including fuel procurement and power marketing) and risk management policies cannot eliminate the risk associated with these activities.

Our power trading (including fuel procurement and power marketing) activities expose us to risks of commodity price movements. We attempt to manage our exposure through enforcement of established risk limits and risk management procedures. These risk limits and risk management procedures may not always be followed or may not work as planned and cannot eliminate the risks associated with these activities. As a result, we cannot predict the impact that our power trading and risk management decisions may have on our business, operating results or financial position.

We routinely have open trading positions in the market, within established guidelines, resulting from the management of our trading portfolio. To the extent open trading positions exist, fluctuating commodity prices can improve or diminish our financial results and financial position.

Our power trading and risk management activities, including our power sales agreements with counterparties, rely on projections that depend heavily on judgments and assumptions by management of factors such as the future market prices and demand for power and other energy-related commodities. These factors become more difficult to predict and the calculations become less reliable the further into the future these estimates are made. Even when our policies and procedures are followed and decisions are made based on these estimates, results of operations may be diminished if the judgments and assumptions underlying those calculations prove to be wrong or inaccurate.

o Our financial performance may be adversely affected if we are unable to successfully operate our electric generating facilities.

Our performance depends on the successful operation of our electric generating facilities. Operating electric generating facilities involves many risks, including:

   -  operator error and breakdown or failure of equipment or processes;
   - operating limitations that may be imposed by environmental or other regulatory requirements;
   -  labor disputes;
   -  fuel supply interruptions; and
   - catastrophic events such as fires, earthquakes, explosions, floods or other similar occurrences.

A decrease or elimination of revenues from power produced by our electric generating facilities or an increase in the cost of operating the facilities would adversely affect our results of operations.

o Parties with whom we have contracts may fail to perform their obligations, which could harm our results of operations.

We are exposed to the risk that counterparties that owe us money or power will breach their obligations. Should the counterparties to these arrangements fail to perform, we may be forced to enter into alternative hedging arrangements or honor underlying commitments at then-current market prices that may exceed our contractual prices, which would cause our financial results to be diminished and we might incur losses. Although our estimates take into account the expected probability of default by a counterparty, our actual exposure to a default by a counterparty may be greater than the estimates predict if defaults by counterparties exceed our estimates.

o We rely on electric transmission facilities that we do not own or control. If these facilities do not provide us with adequate transmission capacity, we may not be able to deliver our wholesale electric power to the purchasers of our power.

We depend on transmission facilities owned and operated by other unaffiliated power companies to deliver the power we sell at wholesale. This dependence exposes us to a variety of risks. If transmission is disrupted, or transmission capacity is inadequate, we may not be able to sell and deliver our wholesale power. If a region's power transmission infrastructure is inadequate, our recovery of wholesale costs and profits may be limited. If restrictive transmission price regulation is imposed, the transmission companies may not have sufficient incentive to invest in expansion of transmission infrastructure.

The FERC has issued electric transmission initiatives that require electric transmission services to be offered unbundled from commodity sales. Although these initiatives are designed to encourage wholesale market transactions for electricity, access to transmission systems may in fact not be available if transmission capacity is insufficient because of physical constraints or because it is contractually unavailable. We also cannot predict whether transmission facilities will be expanded in specific markets to accommodate competitive access to those markets.

o     We do not fully hedge against price changes in commodities.

As part of our power marketing and trading operations, we routinely enter into contracts to purchase and sell electricity and to procure fuel. In connection with these trading activities, we routinely enter into financial contracts, including futures and options, over-the counter options, swaps and other derivative contracts. These activities expose us to risks from price movements. If the values of the financial contracts change in a manner we do not anticipate, it could harm our financial position or reduce the financial contribution of our trading operations.

We manage our exposure by establishing risk limits and entering into contracts to offset some of our positions (i.e., to hedge our exposure to demand, market effects of weather and other changes in commodity prices). However, we do not always hedge the entire exposure of our operations from commodity price volatility. To the extent we do not hedge against commodity price volatility, our results of operations and financial position may be improved or diminished based upon our success in the market.

o We are unable to predict the course, results or impact, if any, of current or future energy market investigations.

AEP (and by extension, certain of its subsidiaries, including us) and other energy market participants received data requests, subpoenas and requests for information from the FERC, the SEC and a state utility commission during 2002. Management responded to the inquiries and provided the requested information and has continued to respond to supplemental data requests in 2003 and 2004.

In March 2003, we received a subpoena from the SEC as part of the SEC's ongoing investigation of energy trading activities. In August 2002, we had received an informal data request from the SEC asking that we voluntarily provide information. The subpoena sought additional information and is part of the SEC's formal investigation. We responded to the subpoena and will continue to cooperate with the SEC.

Management is unable to predict the course or outcome of these or any future energy market investigations or their impact, if any, on power commodity trading generally or, more specifically, on our trading operations or future results of operations and cash flows.

o Diminished liquidity in the wholesale power markets could negatively impact our earnings

The Enron Corp. bankruptcy and enhanced regulatory scrutiny have contributed to more rigorous credit rating review of wholesale power market participants. Credit downgrades and financial difficulties of certain other market participants have significantly reduced such participants' participation in the wholesale power and gas markets. These events have caused a decrease in the number of significant participants in the wholesale power and gas markets, which has resulted in decreases in transaction volumes and market liquidity. Such decreases have had a negative impact on our results of operations, cash flows and financial condition. Reduced liquidity in these markets makes risk management of the assets more difficult and could also hamper our efforts to exit transactions not related to risk management of our assets that we entered into before reducing the scale of our power trading and marketing operations. We are unable to predict the extent of the impact on our power marketing and trading business if such developments continue.

o     Uncertainty regarding FERC proposed security standards

In July 2002, the FERC published for comment its proposed security standards as part of the Standards for Market Design ("SMD"). These standards are intended to ensure all market participants have a basic security program that effectively protects the electric grid and related market activities and require compliance by January 1, 2004. The impact of these proposed standards is far-reaching and has significant penalties for non-compliance. These standards apply to marketers, transmission owners, and power producers, including us. Compliance with these standards would represent a significant effort that will impact us. Unless the cost of compliance can be recovered from customers, results of operations and cash flows would be adversely affected. After the FERC's proposal in 2002, the North American Electric Reliability Council ("NERC"), with FERC's support, developed a new set of standards to address industry compliance. These new standards closely parallel the initial, proposed FERC standards in both content and compliance time frames, and were approved by the NERC ballot body in June of 2003. AEP is developing financial requirements for security implementation and compliance with these NERC standards. Since these financial requirements are not yet determined, management cannot predict the impacts of such standards on future results of operations and cash flows.

o Potential for disruption if the delay of a FERC market power mitigation order is lifted

A FERC order on AEP's triennial market based wholesale power rate authorization update required certain mitigation actions that certain AEP subsidiaries, including us, would need to take for sales/purchases within its control area and required AEP to post information on its website regarding its power systems status. As a result of a request for rehearing filed by AEP and other market participants, FERC issued an order delaying the effective date of the mitigation plan until after a planned technical conference on market power determination. In January 2004, the FERC held a technical conference and on April 14, 2004 issued new standards for measuring generation market power in market based rate applications. AEP has 60 days to file with the FERC its generation market power analysis pursuant to the indicative screens contained in the new standards. Management is unable to predict the results of such analysis, the timing of any further action by the FERC or its affect on future results of our operations and cash flows.

o     We are unable to predict the outcome of Enron litigation

In December 2003, Enron filed a complaint in a bankruptcy court against our affiliated service corporation seeking approximately $93 million plus interest in connection with a transaction for the sale and purchase of physical power among Enron, certain AEP affiliates, including us, and Allegheny Energy Supply, LLC during November 2001. Enron's claim seeks to unwind the effects of the transaction. We believe we have several defenses to the claims in the action being brought by Enron. Management is unable to predict the outcome of this lawsuit, our allocation of any amounts payable or its impact on results of operations, cash flows or financial condition.

                 RISKS RELATED TO MARKET OR ECONOMIC VOLATILITY

o     We are subject to risks associated with a changing economic environment.

In response to the occurrence of several recent events, including the September 11, 2001 terrorist attack on the United States, the ongoing war against terrorism by the United States, and the bankruptcy of Enron Corp., the financial markets have been disrupted in general, and the availability and cost of capital for our business and that of our competitors has been at least temporarily harmed. In addition, following the bankruptcy of Enron Corp., the credit ratings agencies initiated a thorough review of the capital structure and earnings power of energy companies, including us. These events could constrain the capital available to our industry and could limit our access to funding for our operations. Our business is capital intensive, and we are dependent upon our ability to access capital at rates and on terms we determine to be attractive. If our ability to access capital becomes significantly constrained, our interest costs will likely increase and our financial condition could be harmed and future results of operations could be significantly diminished.

The insurance industry has also been disrupted by these events. As a result, the availability of insurance covering risks we and our competitors typically insure against may decrease. In addition, the insurance we are able to obtain may have higher deductibles, higher premiums and more restrictive policy terms.

o A downgrade in our credit rating could negatively affect our ability to access capital and/or to operate our power trading businesses.

Standard & Poor's and Moody's rate our senior, unsecured debt at BBB and Baa1, respectively. If Moody's or Standard & Poor's were to downgrade our long-term rating, particularly below investment grade, our borrowing costs would increase, which would diminish our financial results. In addition, we would likely be required to pay a higher interest rate in future financings, and our potential pool of investors and funding sources could decrease.

On February 10, 2003, Moody's downgraded AEP's short-term debt rating to P-3 (with stable outlook) from P-2. On March 7, 2003, S&P affirmed AEP's short-term rating of A-2 with stable outlook. As a result of Moody's downgrade, AEP's access to the commercial paper market may be limited and our short-term borrowing costs may increase because we conduct our short-term borrowing through AEP and on the same terms available to AEP.

Our power trading business relies on the investment grade ratings of our senior, unsecured debt. Most of our counterparties require the creditworthiness of an investment grade entity to stand behind transactions. If our rating were to decline below investment grade, our ability to profitably operate our power trading business would be diminished because we would likely have to deposit cash or cash related instruments, which would reduce our profits.

o     Our operating results may fluctuate on a seasonal and quarterly basis.

Electric power generation is generally a seasonal business. In many parts of the country, demand for power peaks during the hot summer months, with market prices also peaking at that time. In other areas, power demand peaks during the winter. As a result, our overall operating results in the future may fluctuate substantially on a seasonal basis. The pattern of this fluctuation may change depending on the terms of power sale contracts we enter into. In addition, we have historically sold less power, and consequently earned less income, when weather conditions are milder. We expect that unusually mild weather in the future could diminish our results of operations and harm our financial condition.

o Changes in technology may significantly affect our business by making our power plants less competitive.

A key element of our business model is that generating power at central power plants achieves economies of scale and produces power at relatively low cost. There are other technologies that produce power, most notably fuel cells, microturbines, windmills and photovoltaic (solar) cells. It is possible that advances in technology will reduce the cost of alternative methods of producing power to a level that is competitive with that of most central power station electric production. If this were to happen and if these technologies achieved economies of scale, our market share could be eroded, and the value of our power plants could be reduced. Changes in technology could also alter the channels through which retail electric customers buy power, thereby harming our financial results.

o Changes in commodity prices may increase our cost of producing power or decrease the amount we receive from selling power, harming our financial performance.

We are exposed to changes in the price and availability of coal and natural gas because a significant portion of our generating capacity is coal-fired with the remainder using natural gas as fuel. We have contracts of varying durations for the supply of fuel for most of our existing generation capacity, but as these contracts end, we may not be able to purchase fuel on terms as favorable as the current contracts. Our exposure to such changes in fuel costs is mitigated in part by our ability to recover fuel costs from regulated customers pursuant to state and Federal fuel recovery provisions, subject to applicable review by these regulatory bodies.

Changes in the cost of fuel and changes in the relationship between such cost and the market price of power will affect our financial results. Since the price we obtain for power may not change at the same rate as the change in fuel costs, we may be unable to pass on the changes in costs to our customers in the future.

Actual power prices and fuel costs will differ from those assumed in financial projections used to initially value our trading and marketing transactions, and those differences may be material. As a result, our financial results may be diminished in the future as those transactions are marked to market.

o     Demand for power could exceed our supply capacity.

We are currently obligated to supply power to our regulated retail and wholesale customers. At peak times, the demand for power required to meet this obligation will exceed our available generation capacity. If current consumption trends continue in the future, we may be required to buy more power on the market or build additional generation. Either the market or regulators (through rate recovery) may not permit us to pass all of these purchase or construction costs on to our customers. To the extent regulators do not permit timely recovery of the base rate portion of these costs, we have exposure to regulatory lag associated with the time between the incurrence of costs of purchased or constructed capacity and their recovery in customers' rates.

o The underfunding of our affiliate retirement plans may require additional significant contributions

We, along with other AEP affiliates, participate in defined benefit pension plans ("Pension Plans") for our respective employees. In addition, we, along with other AEP affiliates, participate in health care and life insurance benefit plans for retired employees.

The recent decreases in applicable interest rates have increased the plans' liability. The Pension Plans' liabilities based on service and pay to date ("Accumulated Benefit Obligation") exceeded the value of the assets at December 31, 2003. As of December 31, 2003, the fair value of the AEP Pension Plans assets was $3.18 billion while the Accumulated Benefit Obligation was estimated at $3.63 billion, an underfunding of approximately $450 million. Because of the underfunded status of the Pension Plan, $65 million was contributed to the Pension Plan in 2003. As of March 2, 2004 and based on actuarial assumptions, AEP's cash contributions to the Pension Plan are expected to be approximately $41 million, $76 million, and $103 million in 2004, 2005 and 2006 respectively. Our portion of the contributions made to the pension trust account was not material in 2003 but may be material in 2004, 2005 and 2006, respectively.

AEP also made contributionsof $183 million to postretirement health care and life insurance benefits trust funds in 2003, and as of March 2, 2004 expects to contribute approximately $169 million, $164 million and $155 million in 2004, 2005 and 2006, respectively. Our portion of the contribution was $10 million in 2003, and may be material in 2004, 2005 and 2006, respectively.

We cannot predict the future performance of the investment markets. A downturn in the investment markets could have a material negative impact on the net asset value of the plans' trust accounts and increase the underfunding of the Pension Plan, net of benefit obligations. This may necessitate significant cash contributions to the Pension Plan. Changes in interest rates may also materially affect the pension and postretirement health care and life insurance benefit liabilities and the cash contributions needed to fund those liabilities. Changes in the laws and regulations governing the plans may increase or decrease the required contributions.

                    RISKS RELATED TO ENVIRONMENTAL REGULATION

o Our costs of compliance with environmental laws are significant, and the cost of compliance with future environmental laws could harm our cash flow and profitability.

Our operations are subject to extensive federal, state and local environmental statutes, rules and regulations relating to air quality, water quality, waste management, natural resources and health and safety. Compliance with these legal requirements requires us to commit significant capital toward environmental monitoring, installation of pollution control equipment, emission fees and permits at all of our facilities. These expenditures have been significant in the past and we expect that they will increase in the future. We estimate that we will invest approximately $8 million to comply with existing federal and state regulations designed to limit NOx emissions. Costs of compliance with environmental regulations could harm our industry, our business and our results of operations and financial position, especially if emission and/or discharge limits are tightened, more extensive permitting requirements are imposed, additional substances become regulated and the number and types of assets we operate increase.

o Governmental authorities may assess penalties on us for failures to comply with environmental laws and regulations.

If we fail to comply with environmental laws and regulations, even if caused by factors beyond our control, that failure may result in the assessment of civil or criminal penalties and fines against us. Recent lawsuits by the EPA and various states filed against certain of our affiliate utility companies highlight the environmental risks faced by generating facilities, in general, and coal-fired generating facilities, in particular.

                             PROSPECTUS SUPPLEMENTS

We may provide information to you about the notes in up to three separate documents that progressively provide more detail: (a) this prospectus provides general information some of which may not apply to your notes, (b) the accompanying prospectus supplement provides more specific terms of your notes, and (c) if not in the accompanying prospectus supplement, the pricing supplement will provide the final terms of your notes. It is important for you to consider the information contained in this prospectus, the prospectus supplement and any pricing supplement in making your investment decision.

                       RATIO OF EARNINGS TO FIXED CHARGES

The Ratio of Earnings to Fixed Charges for each of the periods indicated is as follows:

     Twelve Months
     Period Ended             Ratio

     December 31, 1999........3.34
     December 31, 2000........3.26
     December 31, 2001........3.00
     December 31, 2002........2.49
     December 31, 2003........2.96

For current information on the Ratio of Earnings to Fixed Charges, please see our most recent Form 10-K and Form 10-Q. See Where You Can Find More Information.

                       WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement we filed with the SEC. We also file annual, quarterly and special reports and other information with the SEC. You may read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. You may also examine our SEC filings through the SEC's web site at http://www.sec.gov.

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the document listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all the notes.

Annual Report on Form 10-K for the year ended December 31, 2003.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

       Brian Capo
       American Electric Power Service Corporation
       1 Riverside Plaza
       Columbus, Ohio 43215
       614-716-1000

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these notes in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

                                 USE OF PROCEEDS

Unless otherwise stated in a prospectus supplement, the net proceeds from the sale of the notes will be used for general corporate purposes relating to our utility business. These purposes include redeeming or repurchasing outstanding debt or preferred stock and replenishing working capital. If we do not use the net proceeds immediately, we temporarily invest them in short-term, interest-bearing obligations. We estimate that our construction costs in 2004 will approximate $80 million.

                            DESCRIPTION OF THE NOTES

General

We will issue the notes under the Indenture dated November 1, 2000 (as previously supplemented and amended) between us and the Trustee, The Bank of New York. This prospectus briefly outlines some provisions of the Indenture. If you would like more information on these provisions, you should review the Indenture and any supplemental indentures that we have filed or will file with the SEC. See Where You Can Find More Information on how to locate these documents. You may also review these documents at the Trustee's offices at 101 Barclay Street-8W, New York, New York 10286.

The Indenture does not limit the amount of notes that may be issued. The Indenture permits us to issue notes in one or more series or tranches upon the approval of our board of directors pursuant to any supplemental indentures. Each series of notes may differ as to their terms.

The notes are unsecured and will rank equally with all our unsecured unsubordinated debt. Substantially all of our fixed properties and franchises are subject to the lien of our first mortgage bonds issued under and secured by a Mortgage and Deed of Trust, dated as of July 1, 1945 (as previously supplemented and amended) between us and Liberty Bank and Trust Company of Tulsa, National Association, successor to The First National Bank and Trust Company of Tulsa, as trustee. For current information on our debt outstanding see our most recent Form 10-K and Form 10-Q. See Where You Can Find More Information.

The notes will be denominated in U.S. dollars and we will pay principal and interest in U.S. dollars. Unless an applicable pricing or prospectus supplement states otherwise, the notes will not be subject to any conversion, amortization, or sinking fund. We expect that the notes will be "book-entry," represented by a permanent global note registered in the name of The Depository Trust Company, or its nominee. We reserve the right, however, to issue note certificates registered in the name of the noteholders.

In the discussion that follows, whenever we talk about paying principal on the notes, we mean at maturity or redemption. Also, in discussing the time for notices and how the different interest rates are calculated, all times are New York City time and all references to New York mean the City of New York, unless otherwise noted.

The following terms may apply to each note as specified in the applicable pricing or prospectus supplement and the note.

Redemptions

If we issue redeemable notes, we may redeem such notes at our option unless an applicable pricing or prospectus supplement states otherwise. The pricing or prospectus supplement will state the terms of redemption. We may redeem notes in whole or in part by delivering written notice to the noteholders no more than 60, and not less than 30, days prior to redemption. If we do not redeem all the notes of a series at one time, the Trustee selects the notes to be redeemed in a manner it determines to be fair.

Remarketed Notes

If we issue notes with remarketing features, an applicable pricing or prospectus supplement will describe the terms for the notes including: interest rate, remarketing provisions, our right to redeem notes, the holders' right to tender notes, and any other provisions.

Book-Entry Notes - Registration, Transfer, and Payment of Interest and Principal

Unless otherwise stated in a prospectus supplement, book-entry notes of a series will be issued in the form of a global note that the Trustee will deposit with The Depository Trust Company, New York, New York ("DTC"). This means that we will not issue note certificates to each holder. One or more global notes will be issued to DTC who will keep a computerized record of its participants (for example, your broker) whose clients have purchased the notes. The participant will then keep a record of its clients who purchased the notes. Unless it is exchanged in whole or in part for a note certificate, a global note may not be transferred; except that DTC, its nominees, and their successors may transfer a global note as a whole to one another.

Beneficial interests in global notes will be shown on, and transfers of global notes will be made only through, records maintained by DTC and its participants.

DTC has provided us the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also records the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for Direct Participants' accounts. This eliminates the need to exchange note certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

Other organizations such as securities brokers and dealers, banks and trust companies that work through a Direct Participant also use DTC's book-entry system. The rules that apply to DTC and its participants are on file with the SEC.

A number of its Direct Participants and the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. own DTC.

We will wire principal and interest payments to DTC's nominee. We and the Trustee will treat DTC's nominee as the owner of the global notes for all purposes. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global notes to owners of beneficial interests in the global notes.

It is DTC's current practice, upon receipt of any payment of principal or interest, to credit Direct Participants' accounts on the payment date according to their respective holdings of beneficial interests in the global notes as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with notes on a record date. The customary practices between the participants and owners of beneficial interests will govern payments by participants to owners of beneficial interests in the global notes and voting by participants, as is the case with notes held for the account of customers registered in "street name." However, payments will be the responsibility of the participants and not of DTC, the Trustee or us.

According to DTC, the foregoing information with respect to DTC has been provided to the Direct Participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Unless otherwise described in a prospectus supplement, notes represented by a global note will be exchangeable for note certificates with the same terms in authorized denominations only if DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days.

Note Certificates-Registration, Transfer, and Payment of Interest and Principal

If we issue note certificates, they will be registered in the name of the noteholder. The notes may be transferred or exchanged, pursuant to administrative procedures in the indenture, without the payment of any service charge (other than any tax or other governmental charge) by contacting the paying agent. Payments on note certificates will be made by check.

Interest Rate

The interest rate on the notes will either be fixed or floating. The interest paid will include interest accrued to, but excluding, the date of maturity or redemption. Interest is generally payable to the person in whose name the note is registered at the close of business on the record date before each interest payment date. Interest payable at maturity or redemption, however, will be payable to the person to whom principal is payable.

If we issue a note after a record date but on or prior to the related interest payment date, we will pay the first interest payment on the interest payment date after the next record date. We will pay interest payments by check or wire transfer, at our option.

Fixed Rate Notes

A pricing or prospectus supplement will designate the record dates, payment dates and the fixed rate of interest payable on a note. We will pay interest quarterly or semi-annually, and upon maturity or redemption. Unless an applicable pricing or prospectus supplement states otherwise, if any payment date falls on a day that is not a business day, we will pay interest on the next business day and no additional interest will be paid. Interest payments will be the amount of interest accrued to, but excluding, each payment date. Interest will be computed using a 360-day year of twelve 30-day months.

Floating Rate Notes

Each floating rate note will have an interest rate formula. The applicable pricing supplement will state the initial interest rate or interest rate formula on each note effective until the first interest reset date. The applicable pricing or prospectus supplement will state the method and dates on which the interest rate will be determined, reset and paid.

Events of Default

"Event of Default" means any of the following:

   - failure to pay the principal of (or premium, if any, on) any note of a series for three days after payment is due;

   - failure to pay any interest on any note of any series for 30 days after payment is due;

   - failure to perform any other requirements in such notes, or in the Indenture in regard to such notes, for 90 days after notice;

   - failure to pay any sinking fund installment for three days after payment is due;

   -  certain events of bankruptcy or insolvency; or

   -  any other event of default specified in a series of notes.

An Event of Default for a particular series of notes does not necessarily mean that an Event of Default has occurred for any other series of notes issued under the Indenture. If an Event of Default occurs and continues, the Trustee or the holders of at least 33% of the principal amount of the notes of the series affected may require us to repay the entire principal of the notes of such series within ten days after the date of such notice ("Repayment Acceleration"). In most instances, the holders of at least a majority in aggregate principal amount of the notes of the affected series may rescind a previously triggered Repayment Acceleration if we have first cured our default by depositing with the Trustee enough money to pay all (unaccelerated) past due amounts and penalties, if any.

The Trustee must within 90 days after a default occurs, notify the holders of the notes of the series of default unless such default has been cured or waived. We are required to file an annual certificate with the Trustee, signed by an officer, concerning any default by us under any provisions of the Indenture.

Subject to the provisions of the Indenture relating to its duties in case of default, the Trustee shall be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any holders unless such holders offer the Trustee reasonable indemnity. Subject to the provisions for indemnification, the holders of a majority in principal amount of the notes of any series may direct the time, method and place of conducting any proceedings for any remedy available to, or exercising any trust or power conferred on, the Trustee with respect to such notes.

Modification of Indenture

Under the Indenture, our rights and obligations and the rights of the holders of any notes may be changed. Any change affecting the rights of the holders of any series of notes requires the consent of the holders of not less than a majority in aggregate principal amount of the outstanding notes of all series affected by the change, voting as one class. However, we cannot change the terms of payment of principal or interest, or a reduction in the percentage required for changes or a waiver of default, unless the holder consents. We may issue additional series of notes and take other action that does not affect the rights of holders of any series by executing supplemental indentures without the consent of any noteholders.

Consolidation, Merger or Sale

We may merge or consolidate with any entity or sell our assets substantially as an entirety as long as the successor or purchaser expressly assumes the payment of principal, and premium, if any, and interest on the notes.

Legal Defeasance

We will be discharged from our obligations on the notes of any series on the 91st day after the date of the deposit referred to in the first item below if, among other things:

   - we deposit with the Trustee sufficient cash or government securities to pay (i) the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the note of the series and
      (ii) any applicable mandatory sinking fund payments on the day such payments are due;

   - we deliver to the Trustee an opinion of counsel to the effect that such provision would not cause any outstanding notes then listed on a national security exchange to be delisted; and

   - we deliver to the Trustee an opinion of counsel stating that the federal income tax obligations of noteholders of that series will not change as a result of our performing the action described above.

If this happens, the noteholders of the series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of notes and replacement of lost, stolen or mutilated notes.
Covenant Defeasance

We will be discharged from our obligations under certain restrictive covenants applicable to the notes of a particular series if, among other things, we perform all of the actions described above. See Legal Defeasance. If this happens, any later breach of that particular restrictive covenant will not result in Repayment Acceleration. If we cause an Event of Default apart from breaching that restrictive covenant, there may not be sufficient money or government obligations on deposit with the Trustee to pay all amounts due on the notes of that series. In that instance, we would remain liable for such amounts.

Governing Law

The Indenture and notes of all series will be governed by the laws of the State of New York.

Concerning the Trustee

We and our affiliates use or will use some of the banking services of the Trustee and other services of its affiliates in the normal course of business.

                              PLAN OF DISTRIBUTION

We may sell the notes (a) through agents; (b) through underwriters or dealers; or (c) directly to one or more purchasers.

By Agents

Notes may be sold on a continuing basis through agents designated by us. The agents will agree to use their reasonable efforts to solicit purchases for the period of their appointment.

The Agents will not be obligated to make a market in the notes. We cannot predict the amount of trading or liquidity of the notes.

By Underwriters

If underwriters are used in the sale, the underwriters will acquire the notes for their own account. The underwriters may resell the notes in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the notes will be subject to certain conditions. The underwriters will be obligated to purchase all the notes of the series offered if any of the notes are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

Direct Sales

We may also sell notes directly. In this case, no underwriters or agents would be involved.

General Information

Underwriters, dealers, and agents that participate in the distribution of the notes may be underwriters as defined in the Securities Act of 1933 (the "Act"), and any discounts or commissions received by them from us and any profit on the resale of the notes by them may be treated as underwriting discounts and commissions under the Act.

We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Act.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our affiliates in the ordinary course of their businesses.

                                 LEGAL OPINIONS

Our counsel, Simpson Thacher & Bartlett LLP, New York, NY, and one of our lawyers will each issue an opinion about the legality of the notes for us. Dewey Ballantine LLP, New York, NY will issue an opinion for the agents or underwriters. From time to time, Dewey Ballantine LLP acts as counsel to our affiliates for some matters.

                                     EXPERTS

The financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports (which reports express an unqualified opinion and include an explanatory paragraph concerning the adoption of a new accounting pronouncement in 2003), which are incorporated by reference herein, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.


         Table of Contents


THE COMPANY........................  2
RISK FACTORS.......................  2
PROSPECTUS SUPPLEMENTS............. 12
RATIO OF EARNINGS TO
   FIXED CHARGES................... 13
WHERE YOU CAN FIND MORE
    INFORMATION ................... 13       $200,000,000 UNSECURED NOTES
USE OF PROCEEDS ................... 14
DESCRIPTION OF THE NOTES .......... 14
General ........................... 14
Redemptions ....................... 15
Remarketed Notes................... 15
   Book-Entry Notes - Registration,                  PROSPECTUS
        Transfer, and  Payment of
        Interest and  Principal ... 15
   Note Certificates - Registration,
        Transfer, and Payment of
        Interest and Principal .... 16
Interest Rate ..................... 17              The date of this
Fixed Rate Notes .................. 17         Prospectus is April 28, 2004
Floating Rate Notes ............... 17
Events of Default.................. 17
Modification of Indenture.......... 18
Consolidation, Merger or Sale...... 18
Legal Defeasance................... 18
Covenant Defeasance................ 19
Governing Law...................... 19
Concerning the Trustee............. 19
PLAN OF DISTRIBUTION............... 19
By Agents.......................... 20
By Underwriters.................... 20
Direct Sales....................... 20
General Information................ 20
LEGAL OPINIONS..................... 20
EXPERTS............................ 21